RECEIVED

2007 FEB 27 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS

T: 020 8458 3232 F: 020 8458 4380

www.smiths-group.com

20 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA



07021335

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED

MAR 02 2007

THOMSON FINANCIAL

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229

Local fax: 020 8201 8041

e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

6 FEBRUARY TO 20 FEBRUARY 2007

311	06/02/2007 : 08 54:00	Smiths Group PLC - Additional Listing
312	19/02/2007 : 10:05:00	Smiths Group PLC - Holding(s) in Company
313	20/02/2007 : 16:31:00	Smiths Group PLC - Result of EGM

Regulatory Announcement

Go to market news section


Free annual report


Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	08:54 06-Feb-07
Number	7725Q

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under The Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:05 19-Feb-07
Number	4600R

smiths

TR-1 [I]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:	Smiths Group Plc
2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
3. Full name of person(s) subject to the notification obligation [iii]:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.) [iv]:	n/a
5. Date of the transaction and date on which the threshold is crossed or reached [v]:	n/a
6. Date on which issuer notified:	16/02/07
7. Threshold(s) that is/are crossed or reached:	Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GBP Ord 0.25	20,656,545 (Under S-198 on 02/06/05)	3.66%	19,713,681	19,713,681		3.45%	

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
19,713,681	3.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH)

(Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (19,713,681 – 3.45% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 570,570,759 First notification under DTR Sourcebook
14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Notes to the Forms

---

[i]

This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii]

Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii]

This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under

these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv]

Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

[v]

The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

[vi]

Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights to shares held by notifying party (DTR 5.1)

[xi] Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting form the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

Close


Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Result of EGM
Released	16:31 20-Feb-07
Number	5779R

smiths

20 FEBRUARY 2007

SMITHS GROUP PLC – RESULT OF EGM

LISTING RULE LR 9.6.18 R

The Company is pleased to announce that the ordinary resolution proposed at the Extraordinary General Meeting held on 20 February 2007 was subject to a poll and was passed by the necessary majority.

The resolution and the result of the poll are shown below and will be posted on the Company's website, www.smiths.com.

Resolution:

THAT the proposed Sale by the Seller of Smiths Aerospace (each as defined in the circular to the Company's shareholders dated 30 January 2007) (the "Circular") be and is hereby approved on the terms and subject to the conditions contained in the sale and purchase agreement dated 14 January 2007 between the Seller, the Company, General Electric Company and GE Aviation UK (the "Sale and Purchase Agreement") as described in the Circular and the directors of the Company (or any duly constituted committee thereof) be and are authorised to conclude and implement the same in accordance with such terms and conditions and to agree such amendments and variations to or waivers of such terms and conditions (provided such amendments, variations or waivers are not of a material nature) and to any documents relating thereto as they may in their absolute discretion think fit.

Votes For	364,198,694	99.87%
Votes Against	460,698	0.13%
Votes Total	364,659,392	100.00%

Notes:
(i) The votes "for" figures include those votes giving the Chairman discretion on casting the votes.
(ii) A "vote withheld" is not a vote in law and is not counted in the total number of votes cast on a resolution or in the calculation of the percentages of the votes cast for or against a resolution.

LISTING RULES LR 9.6.2 R AND LR 9.6.3 R

The Company has forwarded to the Document Viewing Facility of the UK Listing Authority two copies of the resolution passed at the Extraordinary General Meeting.

The above-mentioned copies will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULES

1 FEBRUARY to 20 FEBRUARY 2007

Resolution passed at EGM on 20 February 2007	} Listing Rule LR 9.6.2

Resolution passed at the
Extraordinary General Meeting of
Smiths Group plc
held on 20 February 2007

smiths

bringing technology to life

Ordinary resolution :

THAT the proposed Sale by the Seller of Smiths Aerospace (each as defined in the circular to the Company's shareholders dated 30 January 2007) (the "Circular") be and is hereby approved on the terms and subject to the conditions contained in the sale and purchase agreement dated 14 January 2007 between the Seller, the Company, General Electric Company and GE Aviation UK (the "Sale and Purchase Agreement") as described in the Circular and the directors of the Company (or any duly constituted committee thereof) be and are authorised to conclude and implement the same in accordance with such terms and conditions and to agree such amendments and variations to or waivers of such terms and conditions (provided such amendments, variations or waivers are not of a material nature) and to any documents relating thereto as they may in their absolute discretion think fit.

D H Brydon
Chairman

Certified a True Copy



G M Norris - Deputy Group Secretary
20 February 2007

DOCUMENTS FILED WITH COMPANIES HOUSE

13 JANUARY TO 20 FEBRUARY 2007

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83 2007 FEB 27 A 11:40

Company Number OFFICE OF CORPORATE | 137013

Company name in full | SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2007.			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,324	657	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Miss Angela Hanson Address 82A Ryeworth Road, Charlton Kings, Cheltenham, Gloucestershire. Postcode GL52 6LT	Class of shares allotted Ordinary	Number alloted 682
Name Mr Barry John Edward Wallace Address 1 Pineridge Road, Ballymena, County Antrim. Postcode BT42 3AS	Class of shares allotted Ordinary	Number alloted 1,299
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **1,981**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 21/02/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	07	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,250	2,569	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	901p	934p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,819
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,819**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 09/02/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXECAL/14230 Tel: 01903 833874

DX number DX exchange

88(2)

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From: Day 07, Month 02, Year 2007	To: Day, Month, Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	7,991	4,023	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number alloted 12,014
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number allotted
Name: Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **12,014**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MAKBOOL	AHMED	86 BIRCHFIELDS ROAD	MANCHESTER	LANCASHIRE		M14 6PH	555
MR	ANTHONY GEORGE ERNEST	ATKINS	21 CAMBRIDGE ROAD	SIDCUP	KENT		DA14 6PT	1,705
MS	ROISIN MARIE	BENNETT	370 WATFORD WAY	HENDON	LONDON		NW4 4XA	341
MR	GERALD PETER	BROWN	14 HEAP ST	BURNLEY	LANCASHIRE		BB10 1RL	888
MR	TERENCE	COWLEY	3 HEATHER CRESCENT	DOUGLAS	ISLE OF MAN		IM2 1AU	545
MR	PHILIP	ECKERSALL	56 DRAYCOT ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 6LY	1,665
MR	KERRY JAMES	GARFIELD	28 GREEN LANE	HUCCLECOTE	GLOUCESTER	GLOUCESTERSHIRE	GL3 3QU	277
MRS	JOYCE MARGARET HELEN	HINES	23 HOLLIWICK ROAD	DUNSTABLE	BEDFORDSHIRE		LU5 4RA	333
MR	DAVID WILLIAM	HOOKER	TOP FLOOR FLAT	2 THE PARADE	FOLKESTONE	KENT	CT20 1SL	409
MRS	JEANETTE	ILLINGWORTH	19 NEWTOWN LANE	TEWKESBURY	GLOUCESTERSHIRE		GL20 8BU	222
MR	DEREK MICHAEL	LITTLEBOY	50 REEVES WAY	BURSLEDON	SOUTHAMPTON	HAMPSHIRE	SO31 8FW	277
MR	ADAM KEVIN	MOONEY	45 MULBERRY DRIVE	UPTON-UPON-SEVERN	WORCESTER	WORCESTERSHIRE	WR8 0ET	341
MS	JANICE	O'HARA	8 HISNAMS FIELD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8LQ	682
MR	ANTONY DAVID	PARKES	26 HILLTOP VIEW	DOUGLAS	ISLE OF MAN		IM2 2LB	444
MR	RASHIK	PATEL	6 PETERDALE DRIVE	WOLVERHAMPTON	WEST MIDLANDS		WV4 5PA	555
MR	PAUL MICHAEL	POWE	30 CROWN DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8DY	2,775
							TOTAL	**12,014**

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,071,000	1,112,183	108,034
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	2,767,515
Name Mrs Jean Denise Scarborough Address Maple House, Finchcroft Lane, Prestbury, Cheltenham, Glos UK Postcode GL52 5BD	Ordinary	3,077
Name Mr Michael Charles Douglas Address 1 Clare Crescent, Baldock, Herts UK Postcode SG7 6JR	Ordinary	1,546
Name Mr Ian Robinson Address 5 Toftwood Close, Pound Hill, Crawley, West Sussex UK Postcode RH10 7GR	Ordinary	2,228
Name Mr Nicholas Papageorgis Address 181 Montclair Avenue, Montclair, New Jersey 07042, USA UK Postcode	Ordinary	15,060

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 21.02.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/E14156 Tel: 01903 833874

DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	67,605	209,918	145,119
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	790p	859p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Deborah Jane Davis	Class of shares allotted	Number allotted
Address 17 Whitethorn Drive. Prestbury, Cheltenham, Gloucestershire	Ordinary	2,188
UK Postcode GL52 5LL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,791,614
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 21.07.2007

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/E14156	Tel: 01903 833874
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	77,755		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	934p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode GL52 5BD	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) ~~(if any)~~ attached to this form : 0

Signed ____________________ **Date** 21.02.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/E14156 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	02	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,820	7,869	9,836
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.2616	£6.6123	£8.4979

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode EC2R 6DA	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 09/02/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/14157	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	51,646	54,844	14,756
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£9.0723	£9.4331	£10.2666

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed Assistant **Date** 31.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

ate or period during which
ıares were allotted
' shares were allotted on one date
ıter that date in the "from" box.)

From			To		
Day	Month	Year	Day	Month	Year

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	174	2,109	734
ominal value of each share	25p	25p	25p
mount (if any) paid or due on each ıare *(including any share premium)*	645.00p	608.00p	554.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

ı that each share is to be ɜated as paid up			

ɔnsideration for which
e shares were allotted
his information must be supported by
ɜ duly stamped contract or by the duly
ımped particulars on Form 88(3) if the
ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form :

igned ____ **Date** 31.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, lephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

HFPO83

ompany Number: 137013

ompany name in full: SMITHS GROUP PLC

3 of 3

hares allotted (including bonus shares):

ate or pericd during which
ıares were allotted
*shares were allotted on one date
ıter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year

lass of shares *rdinary or preference etc)*	Ordinary		
umber allotted	115		
ominal value of each share	25p		
mount (if any) paid or due on each ıare *(including any share premium)*	525.00p		

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be ɜated as paid up			

ɔnsideration for which
e shares were allotted
*ʰis information must be supported by
ə duly stamped contract or by the duly
ımped particulars on Form 88(3) if the
ntract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	3,299
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name:		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,299**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ________ Date 31.01.2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	KENNETH EDWARD	ELPHICK	23 LADYWELL CLOSE	WOMBOURNE	WOLVERHAMPTON	WEST MIDLANDS	WV5 9AH	170
MR	DAVID JAMES	KELLY	46 MILTON STREET	PADIHAM	BURNLEY	LANCASHIRE	BB12 8RJ	511
MRS	AMANDA JANE	MAKIN	10 CROMERS CLOSE	NORTHWAY	TEWKESBURY	GLOUCESTERSHIRE	GL20 8RT	204
MR	PHILIP	MURPHY	100 GEORGE STREET	BONHILL	ALEXANDRIA	DUNBARTONSHIRE	G83 9JF	101
MRS	JOANNE SAMANTHA	TUCKER	25 GLOUCESTER ROAD	TEWKESBURY	GLOUCESTERSHIRE		GL20 5SS	204
MR	BRIAN MALCOLM	WALKER	GARDEN FLAT	11 FREEGROVE ROAD	LONDON		N7 9JN	2,109
							TOTAL	3,299

88(2)

RECEIVED
2007 FEB 27 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From: Day 24 Month 01 Year 2006

To: Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,150	1,048	1,117
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	645.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	5,704
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**5,704**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned Assistant Date 25.01.2007

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ manager / receiver

Please delete as appropriate

ease give the name, address, lephone number and, if available, DX number and Exchange of the ·rson Companies House should ·ntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	NICOLA RACHEL ELIZABETH	GOLDSBY	14 ALL SAINTS TERRACE	CHELTENHAM	GLOUCESTERSHIRE		GL52 6UB	707
MISS	GERALDINE BARBARA	HANKIN	51 NIGHTINGALE WALK	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP2 7QY	204
MR	RAYMOND GEORGE	HEAD	43 PECKED LANE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JS	1,488
MR	RAYMOND ALAN	HORNE	196 MOOR LANE	UPMINSTER	ESSEX		RM14 1HG	1,966
MR	MALVERN JOHN	SMITH	CHESTNUT CLOSE	BECKFORD	TEWKESBURY	GLOUCESTERSHIRE	GL20 7AD	784
MR	IAN	SPARK	7 SILVERFOX CRESCENT	WOODLEY	READING	BERKSHIRE	RG5 3JA	555
							TOTAL	5,704

BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	12	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,836		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mrs Barbara Alder Address 3 Hillway, Kingsbury, London Postcode NW9 7LS	Class of shares allotted Ordinary	Number allotted 115
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **115**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned Assistant Date 10.01.2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

'ease give the name, address, lephone number and, if available, DX number and Exchange of the ɜrson Companies House should ɒntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

END